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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~50008~~ 8-23669

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Instinet Clearing Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 Times Square
(No. and Street)

New York, NY 10036
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Fay (212) 310 9500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouse Coopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue, New York, NY 10017
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 2 9 2006 WASH, D.C. 162

PROCESSED JUN 2 0 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Fay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Instinet Clearing Services, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NIKHIL NIRANJAN KAPUR
NOTARY PUBLIC - STATE OF NEW YORK
No. 01KA6084269
QUALIFIED IN NEW YORK COUNTY
COMMISSION EXPIRES DECEMBER 2, 2006

Signature

CFO
Title

Notary Public 03/27/06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Instinet Clearing Services, Inc.

(A wholly owned subsidiary of Instinet Holdings, Inc.)

Consolidated Statement of Financial Condition

December 31, 2005

Instinet Clearing Services, Inc.
(A wholly owned subsidiary of Instinet Holdings Inc.)
Index
December 31, 2005

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors and Stockholder of
Instinet Clearing Services, Inc.

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of Instinet Clearing Services, Inc. ("the Company") and its subsidiary at December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 27, 2006

Instinet Clearing Services, Inc.
(A wholly owned subsidiary of Instinet Holdings Inc.)
Consolidated Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	6,259,805
Cash and securities segregated in compliance with federal regulations		16,100,000
Securities borrowed		116,210,409
Receivable from broker-dealers and clearing organizations		73,608,421
Receivable from customers		15,896,099
Deferred tax asset, net		2,281,000
Receivable from affiliates		1,192,548
Other assets		1,610,281
Total assets	$	233,158,563
Liabilities and Stockholder's Equity		
Securities loaned	$	151,766,409
Payable to broker-dealers and clearing organizations		23,217,738
Payable to customers		18,462,653
Payable to affiliates		922,917
Accrued expenses and other liabilities		10,577,279
Total liabilities		204,946,996
Stockholder's equity		
Preferred stock, $10 par value; 100 shares authorized (Series A Preferred Stock, $10,000 liquidation preference 30 shares outstanding)		100
Common stock, $1 par value; 10,000 shares authorized 8,300 shares issued and outstanding		8,300
Additional paid-in capital		25,506,471
Retained earnings		2,696,696
Total stockholder's equity		28,211,567
Total liabilities and stockholder's equity	$	233,158,563

The accompanying notes are an integral part of this consolidated financial statement.

1. Nature of Business

Instinet Clearing Services, Inc. (the "Company" or "ICS") is a wholly-owned subsidiary of Instinet Holdings Incorporated ("IHI"), which is ultimately majority owned by Silver Lake Partners II L.P. ("SLP").

Prior to December 8, 2005, the Company was a wholly-owned subsidiary of Instinet Group Incorporated ("IGI"). On December 8, 2005, IGI was purchased by The NASDAQ Stock Market, Inc. ("NDAQ"). In a concurrent transaction, ICS and other IGI subsidiaries were purchased from NDAQ by IHI (the "Purchase Transaction"). These financial statements have been prepared on a historical basis and do not reflect any adjustments for the change in ownership as the parent has not elected to push down the effects of the purchase accounting.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Harborview, LLC ("Harborview"). All material intercompany balances and transactions have been eliminated in consolidation. The Company and Harborview are registered broker/dealers with the Securities and Exchange Commission ("SEC") and members of the National Association of Securities Dealers, Inc. ("NASD"). ICS is also a member of the American, Boston, Cincinnati, Chicago, and Philadelphia Stock Exchanges. Harborview is a member of the New York Stock Exchange, Inc.

The Company provides securities clearance, customer financing and securities lending services. The Company, as a clearing broker, carries accounts and clears transactions for the customer activity of other IHI affiliates on a fully disclosed basis. In addition, the Company provided services as a clearing broker to former IGI affiliates INET ATS, Inc. ("INET") and Lynch, Jones & Ryan, Inc. ("LJR").

2. Significant Accounting Policies

Accounting Estimates

The preparation of the Company's consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in the preparation of the consolidated financial statements are prudent and reasonable. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2005, cash equivalents included a $6,092,259 investment in money market mutual funds held at two major U.S. financial institutions.

Securities Segregated Under Federal Regulations

U.S. Treasury bonds with a market value of $15.97 million have been segregated in a special reserve bank account for the benefit of customers and introducing brokers under Rule 15c3-3 of the

Securities and Exchange Commission. These securities have been borrowed under a securities borrowed arrangement and the transaction has been recorded on the statement of financial condition at the amount of cash collateral advanced of $16.1 million.

Clearing Fees
Customer transactions are recorded on a settlement date basis, which is generally three business days after trade date for U.S. equities markets. Clearing fees and related clearing expenses are recorded on a trade date basis. Clearing fees include fees we collect from clients to offset clearing, brokerage and exchange fees which we incur from U.S. exchanges.

Receivable from and Payable to Customers
Amounts receivable from and payable to customers include amounts from cash and margin transactions. Securities owned by customers, other than those fully paid for, are held as collateral for receivables. Such collateral is not reflected in the consolidated statement of financial condition.

Securities Borrowed and Loaned
Securities borrowed and securities loaned are collateralized financing arrangements that are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions facilitate the settlement process and require the Company to deposit cash, letters of credit or other collateral with the lender. The amount of collateral required to be deposited for securities borrowed is an amount generally in excess of market value of the securities borrowed. For securities loaned, the Company receives collateral in the form of cash or other collateral that exceeds the market value of securities loaned. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained, or refunded, when deemed appropriate.

The Company has a securities borrowing and lending matched book business, in which it borrows securities from one party and lends them to another party. When the Company borrows securities, it provides cash to the lenders as collateral and earns interest revenue. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral and the Company pays interest expense. Interest income and interest expense is recorded on the statement of operations for these stock lending activities. The initial collateral advanced or received approximates, or is greater than, the fair value of the securities borrowed or loaned. The Company monitors the market value of securities borrowed and loaned daily, with additional collateral obtained, or refunded, as necessary.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase
Transactions involving purchases of securities under agreements to resell ("reverse repurchase agreements") and sales of securities under agreements to repurchase ("repurchase agreements") are treated as collateralized financing transactions and are recorded at their contracted resale amounts plus accrued interest. It is the Company's policy to take possession of securities with a market value in excess of the principal amount loaned plus the accrued interest thereon, in order to collateralize reverse repurchase agreements. Similarly, the Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company's agreements with counterparties generally contain contractual provisions allowing for additional collateral to be obtained, or excess collateral returned, when necessary. It is the Company's policy

to value collateral daily and to obtain additional collateral, or to retrieve excess collateral from counterparties, when deemed appropriate.

Collateral Arrangements
At December 31, 2005, the fair value of collateral held by the Company that can be sold or repledged totaled approximately $177,317,807. Such collateral is generally obtained under securities borrowed agreements and from securities held for trade date sale delivery. Approximately $148,298,239 of securities have been repledged.

Derivatives
The Company may enter into forward foreign currency contracts to facilitate customers' settling transactions in various currencies, primarily the U.S. dollar, British pound or Euro. The Company enters into forward foreign currency contracts with third parties, with terms generally identical to its customers' transactions, thereby mitigating its exposure to currency risk. Forward foreign currency contracts generally do not extend beyond 14 days and realized and unrealized gains and losses resulting from these transactions are recognized in the consolidated statement of operations during the period in which they are incurred. For the year ended December 31, 2005, these activities did not result in a material impact to the Company's consolidated financial statements.

3. Receivable from and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations as of December 31, 2005, consist of the following:

	Receivable	Payable
Securities failed-to-deliver/receive	$ 11,987,144	$ 13,869,301
Receivable/payable from/to clearing organizations	7,360,084	-
Trade date receivable	48,287,709	-
Fees, commissions and other receivable/payable	5,973,484	9,348,437
	$ 73,608,421	$ 23,217,738

4. Related Party Transactions

The Company has clearing agreements with its affiliates.

Instinet Group, LLC (IGLLC), is a wholly owned subsidiary of IHI that provides various services to the Company. Prior to December 8, 2005, IGLLC was a wholly owned subsidiary of IGI (see note 1).

Pursuant to an operating agreement, IGLLC provides the Company with all operational, management and administrative personnel, facilities and other services necessary to conduct its securities processing business.

Harborview has entered into brokerage services agreements with affiliated companies.

Substantially, all employees of the Company participate in a defined contribution pension plan sponsored by IHI. The IHI Retirement Plan ("401(k) Plan") was established under Section 401(k) of the Internal Revenue Code. Eligible employees can contribute up to 50% of their annual base salary to the 401(k) Plan. IHI matched a discretionary amount of the employees' pre-tax contributions. To be eligible for the contribution, employees need to be an active employee as of December 31, 2005 with at least 3 months of service. In addition, substantially, all employees of the Company participated in the IGI Stock Option Plan ("IGI Plan"). The IGI Plan was terminated as of the close of the merger transaction with NDAQ (see note 1).

5. Commitments and Contingencies

From time to time, the Company is involved in various legal and regulatory proceedings arising in the ordinary course of business. The Company is also subject to periodic regulatory audits, inspections and investigations. While any litigation contains an element of uncertainty, management believes, after consultation with counsel, that the outcomes of such proceedings or claims are unlikely to have a material adverse effect on the Company.

The Company, through Harborview, is obligated under non-cancelable lease agreements with respect to seats on the NYSE. The future rental commitments under these agreements for the year ended December 31, 2006 are approximately $40,583. The seat lease agreements were superseded as a result of the merger between NYSE and Archipelago, Inc., which was completed as of March 8, 2006. Subsequent to the merger, the Company acquired trading licenses that expire on December 31, 2006.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others," requires the disclosure of representations and warranties into which the Company enters that may provide general indemnification to others. In the normal course of business the Company may enter into other legal contracts that contain a variety of these representations and warranties that provide general indemnification. The Company's maximum exposure under these arrangements is unknown, as this would involve futures claims that may be against the Company that have not yet occurred. However, based on the Company's experience, the Company does not expect these indemnifications will have a material adverse effect on the Company's statements of operations, financial condition and cash flows.

6. Credit, Market and Other Risks

The Company is exposed to substantial credit risk from its customers' securities transactions during the period between the transaction date and the settlement date. This period is generally three business days in the U.S. equities markets and can be as much as 30 days in some international markets. In addition, the Company may have credit exposure that extends beyond the settlement date in the case of a party that does not settle in a timely manner by failing either to make payment or to deliver securities. The Company holds the securities that are the subject of the transaction as collateral for our customer receivables. Adverse movements in the prices of these securities can increase our credit risk. The majority of the Company's transactions and, consequently, the concentration of its credit exposure are with broker-dealers and other financial institutions, primarily located in the United States. The Company seeks to control its credit risk through a

variety of reporting and control procedures, including establishing credit limits and enforcing credit standards based upon a review of the counterparty's financial condition and credit ratings. The Company monitors trading activity and collateral levels on a daily basis for compliance with regulatory and internal guidelines and obtains additional collateral, if appropriate.

The Company uses securities borrowed and loaned transactions to facilitate the settlement process to meet its customer's needs and to enter into conduit transactions. Under these transactions, the Company either receives or provides collateral, generally cash or securities. In the event the counterparty is unable to meet its contractual obligations to return the pledged collateral, the Company may be exposed to the market risk of acquiring the collateral at prevailing market prices.

The Company is subject to operational, technological and settlement risks. These include the risk of potential financial loss attributable to operational factors such as untimely or inaccurate trade execution, clearance or settlement or the inability to process large volumes or transactions. The Company is also subject to risk of loss attributable to technological limitations or computer failures that may constrain the Company's ability to gather, process and communicate information efficiently, securely and without interruption.

7. Income Taxes

The Company, together with IHI and certain other affiliates in the U.S., files a consolidated federal income tax return. The Company pays or recovers from IHI the taxes it has recorded which are calculated on a separate company basis under a tax sharing agreement with IHI. The Company records deferred tax assets and liabilities for the difference between the tax basis of assets and liabilities and the amounts recorded for financial reporting purposes, using current tax rates.

The temporary differences which have created deferred tax asset, net as of December 31, 2005 are detailed below:

Accruals and allowances	$ 2,408,000
Net Operating Losses	104,000
Unrealized gain on Nasdaq	(231,000)
Total deferred tax assets, net	$ 2,281,000

The Company determined that no valuation allowance against the deferred tax asset, net, as of December 31, 2005 was necessary as management believes that it is more likely than not that the deferred tax asset will be realized.

8. Short-Term Financing

The Company meets its short-term financing needs by obtaining bank loans on a secured basis. The Company has a secured line of credit (broker's line) of $200,000,000 and intra day overdraft facilities of $99,000,000. As of December 31, 2005, there were no outstanding balances on these facilities. Interest rates on such borrowings are generally negotiated at the time of the transactions and reflect market interest rates.

9. Fair Value of Financial Instruments

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments," requires the disclosure of the fair value of financial instruments, including assets and liabilities recognized on the consolidated statement of financial condition. Management estimates that the aggregate fair value of all financial instruments recognized on the consolidated statement of financial condition approximates their carrying value. As such, financial instruments have been adjusted to reflect their estimated fair value or are short term in nature and bear interest at current market rates.

10. Regulatory Requirements

The Company is a registered broker-dealer and, accordingly, is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1") under the Securities and Exchange Act of 1934, which requires the maintenance of minimum net capital. The Company has elected to use the alternative net capital method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital equal to the greater of $1,500,000 or 2% of aggregate debit items arising from customer transactions.

At December 31, 2005, the Company had net capital of $18,987,869, which was $17,487,869 in excess of its required net capital of $1,500,000.

The Company is subject to Rule 15c3-3 under the Securities and Exchange Act of 1934. At December 31, 2005, the Company computed the reserve requirement for customers and was required to segregate $4,028,782 in the special reserve bank account for the exclusive benefit of its customers. At December 31, 2005, the Company had $5,600,000 on deposit in this account.

Also in accordance with Rule 15c-3-3, the Company also computed the reserve requirement for proprietary accounts of introducing broker-dealers. At December 31, 2005, the Company calculated that no amount was required to be segregated in the special reserve bank account for the exclusive benefit of its introducing broker-dealers. At December 31, 2005, the Company had on deposit $10,500,000 in this account.

11. Consolidated Subsidiaries

The assets of $4,984,466 and liabilities of $950,083 of Harborview have been consolidated in the financial statements, but have not been consolidated in the Company's Net Capital Computation.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors
on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Instinet Clearing Services, Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Instinet Clearing Services, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

March 27, 2006